08001154

PRESS RELEASE

Globex Mining Enterprises Inc.

"At Home in North America"

17,822,674 shares issued and outstanding

Ref.: File no. 82-4025

SUPPL

February 22, 2008

UPDATE: GETTY ROYALTY PROPERTY NOVA SCOTIA

Rouyn-Noranda, Quebec, Canada. GLOBEX MINING ENTERPRISES INC. ***(GMX –Toronto Stock Exchange, G1M – Frankfurt, Stuttgart, Berlin, Munich, Xetra Stock Exchanges and GLBXF – International Premier OTCQX)*** is pleased to provide shareholders with an update regarding drilling at Globex's Getty Zinc-Lead Royalty Property held by Acadian Mining Corporation in Nova Scotia.

The following is a direct copy of part of the information released on February 21, 2008 by Acadian Mining Corporation.

....

"**Acadian Mining Corporation (ADA-TSX)** ("Acadian" or "Corporation") is pleased to announce assay results for 25 additional drill holes, bringing the total released to date to 54 of the 100 hole diamond drilling program on its Getty zinc-lead deposit. Results to date support potential for a bulk tonnage – open pit deposit 1,700 metres from the mill at Scotia Mine. Highlights include drill hole S1037 which intersected 9.50 metres of 5.41% zinc plus lead, including 3.45 metres of 11.23% zinc plus lead, hole S1031 which intersected 7.25 metres of 5.13 zinc plus lead, hole S1043 which intersected 3.90 metres of 10.48% zinc plus lead and hole S1048 which intersected 12 m of 4.2 zinc plus lead. The shape of the zinc-lead mineralized carbonate bank structure at Getty is not as yet fully defined and, as such, true widths cannot be calculated with complete confidence. However, true widths are estimated to range between 80% and 90% of the intersection lengths reported below in Table 1.

PROCESSED
MAR 1 3 2008
THOMSON FINANCIAL

Table 1 - Selected Intercepts - Holes S1030 - S1054

Hole	From (m)	To (m)	Interval (m)	Grade % Zn	Grade % Pb	%Zn+%Pb
S1030	25.30	33.00	7.70	2.24	0.03	2.27
S1031	88.75	96.00	7.25	3.53	1.60	5.13
including	88.75	93.00	4.25	5.52	2.24	7.76
Including	88.75	91.00	2.25	8.21	2.65	10.86
S1032	20.80	27.00	6.20	2.03	0.96	2.99
and	34.00	40.00	6.00	2.16	0.28	2.44
S1033	26.00	59.00	33.00	1.36	1.16	2.52
including	27.00	36.00	9.00	1.98	1.61	3.59
S1034	114.40	119.00	4.60	2.18	7.09	9.27
including	115.00	118.00	3.00	2.60	8.40	11.00
S1035	101.00	103.05	2.05	6.24	2.65	8.89
S1037	94.00	103.50	9.50	2.02	3.39	5.41
Including	96.00	103.50	7.50	2.34	4.28	6.62
Including	96.00	99.45	3.45	4.41	6.82	11.23
S1042	53.00	56.65	3.65	2.09	0.95	3.04
S1043	62.50	66.40	3.90	6.21	4.27	10.48
Including	62.50	64.95	2.45	8.21	6.07	14.28
S1044	39.00	49.00	10.00	1.29	0.84	2.13
Including	45.00	47.00	2.00	2.10	1.48	3.58
and	61.00	64.00	3.00	0.70	1.51	2.21
S1045	71.00	73.00	2.00	2.31	0.38	2.69
And	75.00	77.00	2.00	1.66	0.04	1.70
S1046	56.00	63.00	7.00	3.37	1.75	5.12
including	56.00	59.00	3.00	7.60	2.81	10.41
S1047	67.00	70.00	3.00	0.27	2.46	2.73

S1048 including	43.00 43.00	55.00 45.00	12.00 2.00	0.90 0.23	3.30 6.75	4.20 6.98
and	72.00	79.35	7.35	0.47	1.14	1.61
S1049 including	49.50 50.00	54.45 53.00	4.95 3.00	4.63 6.30	1.16 0.62	5.78 6.92
S1050 including	74.00 79.00	84.75 81.00	10.75 2.00	2.23 3.75	2.59 6.20	4.82 9.95
S1051	34.00	40.00	6.00	1.11	0.01	1.12
S1052	60.00	63.95	3.95	0.79	1.62	2.41
S1053	52.60	67.00	14.40	1.69	1.00	2.69
S1054 and	95.00 100.00	96.00 105.00	1.00 5.00	2.32 1.01	0.86 1.23	3.18 2.24

Holes S1036, S1038, S1039, S1040, S1041 intersected low-grade lead-zinc mineralization near the periphery of the deposit.

The Getty deposit occurs within a west extension of the carbonate bank complex that also hosts the adjacent Scotia Mine deposit, located 1,700 metres to the east. Acadian's current diamond drilling program is designed to support a new resource estimate for the Getty deposit that is anticipated to include definition of measured and indicated resources. The deposit currently hosts inferred resources as described below in Table 2 (See News Release No. 34-07, December 12, 2007 for details). Drilling on the Getty property to date has focused on the deposit area previously outlined, however future drilling will include several drill holes to test for possible extensions of the deposit to the west, and also test an interpreted basement high paleo-topographic feature to the northwest, which has the potential to be the site of another carbonate reef complex.

Table 2 - NI-43-101 Inferred Resource Estimate for Getty Zinc-Lead Deposit – Effective December 11, 2007 (News Release No. 34-07, December 12, 2007)

*Zn Eq% Threshold	Tonnes (Rounded)	Pb %	Zn %	*Zn Eq%
2.00%	4,160,000	1.40%	1.81%	3.21%
2.50%	2,860,000	1.60%	2.06%	3.66%
3.00%	1,970,000	1.82%	2.26%	4.08%

* *Note: Zn equivalent (Zn Eq%) =(Zn% + Pb%)*

The Getty deposit is subject to a 1% gross metal royalty to Globex Mining Enterprises Inc. (GMX-TSX, G1M Frankfurt). Acadian has an option to purchase one-half percent for $300,000 at its option at any time, and has a first right of refusal on the remaining one-half percent.

Management's Opinion

Will Felderhof, President and CEO, stated "These drill results along with those previously released on December 20, 2007, are in line with our expectations and we are confident the balance of the drill program will put sufficient definition on the deposit to support a pit design to supply feed to the adjacent Scotia Mine milling facility. "

Globex is pleased with the progress of work on the property and looks forward to the new resource estimate that will result from the ongoing work on the property.

Foreign Private Issuer 12g3 – 2(b)
CUSIP Number 379900 10 3

For further information, contact:

Jack Stoch, P.Geo, Acc Dir
President & CEO
GLOBEX MINING ENTERPRISES INC.
86, 14th Street
Rouyn-Noranda, Quebec (CANADA) J9X 2J1

Tel.: (819) 797-5242
Fax: (819) 797-1470
Email: info@globexmining.com
Web site: www.globexmining.com

GLOBEX

Globex Mining Enterprises Inc.

"At Home in North America"

17,822,674 shares issued and outstanding

PRESS RELEASE

Ref.: File no. 82-4025

February 21st, 2008

UPDATE: WORK ON GLOBEX PROPERTIES

Rouyn-Noranda, Quebec, Canada. GLOBEX MINING ENTERPRISES INC. ***(GMX –Toronto Stock Exchange, G1M – Frankfurt, Stuttgart, Berlin, Munich, Xetra Stock Exchanges and GLBXF – International Premier OTCQX)*** is pleased to provide shareholders with the following updates.

Strategic Resource Acquisition Corporation (SRZ-TSX) announced on February 20th, 2008 that the production hoist and primary crusher are now fully commissioned and that hoisting from the 80,000 ton underground zinc stockpile started on February 19, 2008. Commissioning of various surface and mill components is nearing completion and the secondary crushing circuit has been commissioned and will begin crushing ore. The balance of the plant systems are progressing systematically through commissioning. For calendar 2008, production from three mines, Gordonsville, Cumberland and Elmwood is expected to be 100 to 120 million pounds of payable zinc, in concentrate with a full sustainable life of mine production level of 7,500 tons per day achievable by mid-year.

Typhoon Exploration Inc. (TOO-TSXV) reported on February 12, 2008 the results of the last four holes of its Fayolle drill campaign on which Globex holds a 2% Net Smelter Royalty (see Globex press release dated April 25, 2007). The results as reported by Typhoon are the following:

HOLE NO	Au (g/t)	Core length (m)
FA-07-24	13.64	12
	Incl. 74.95	1
	4.33	40
	Incl. 112.18	1
FA-07-25	6.29	4
FA-07-26	1.03	8
	Incl. 6.07	1
FA-07-27	9.46	6
	4.89	18
	Incl. 78.65	1

On February 14, 2008, Typhoon issued another press release which contained the following additional information.

HOLE NO	Au (g/t)	Core length (m)
FA-07-28	5.38	1

Other drill holes are reported to be out for assay.

First Metals Inc. (FMA-TSX) as they reported on January 23, 2008, has requested a permit to extract a 50,000 ton bulk sample from the Magusi volcanogenic massive sulphide deposit (Cu, Zn, Au, Ag) located approximately 1.2 km west of their operating Fabie Bay Copper mine, both of which are subject to royalties owed to Globex. Two drills are presently on site executing a $2.8 million, 20,000 metre infill drill program.

Rocmec Mining Inc. (RMI-TSX) announced on February 13, 2008 that they plan to "conduct an aggressive diamond drilling campaign at the Russian Kid (Rocmec1) mining site in addition to continuing the bulk sampling work of the known and developed mineralized zones".

We Seek Safe Harbour.

Foreign Private Issuer 12g3 – 2(b)
CUSIP Number 379900 10 3

For further information, contact:

Jack Stoch, P.Geo, Acc Dir.
President & CEO
GLOBEX MINING ENTERPRISES INC.
86, 14th Street
Rouyn-Noranda, Quebec (CANADA) J9X 2J1

Tel.: (819) 797-5242
Fax: (819) 797-1470
Email: info@globexmining.com
Web site: www.globexmining.com

Forward Looking Statements: *Except for historical information this News Release may contain certain "forward looking statements". These statements may involve a number of known and unknown risks and uncertainties and other factors that may cause the actual results, level of activity and performance to be materially different from the Company's expectations and projections.*

PRESS RELEASE

Globex Mining Enterprises Inc.

"At Home in North America"

17,822,674 shares issued and outstanding

GLOBEX

Ref.: File no. 82-4025

February 13th, 2008

GLOBEX ANNOUNCES NORMAL COURSE ISSUER BID

Rouyn-Noranda, Québec, Canada – February 13, 2008 – Globex Mining Enterprises Inc. (GMX – Toronto Stock Exchange, G1M – Frankfurt, Stuttgart, Berlin, Munich, Xetra Stock Exchanges and GLBXF – International Premier OTCQX) announces that the Toronto Stock Exchange has approved Globex's normal course issuer bid. Under the normal course issuer bid, Globex is entitled to repurchase for cancellation up to 600,000 common shares over the twelve-month period starting February 15, 2008 and ending February 14, 2009, representing approximately 3.4% of Globex's issued and outstanding common shares. The purchases by Globex will be effected through the facilities of the Toronto Stock Exchange and may also be effected through the facilities of the OTCQX and the Frankfurt Stock Exchange and will be made at the market price of the common shares at the time of the purchase. As at February 12, 2008, there were 17,822,674 Globex common shares issued and outstanding.

During the most recently completed six months, the average daily trading volume for the common shares of Globex was 16,689 shares. Consequently, under the rules and policies of the Toronto Stock Exchange, Globex has the right to repurchase during any one trading day a maximum of 4,172 common shares, representing 25% of the average daily trading volume. Moreover, Globex may make once per calendar week, and in addition to the maximum 4,172 common shares, one block (as such term is defined in the TSX Company Manual) purchase of common shares not directly or indirectly owned by insiders of Globex, in accordance with the rules and policies of the TSX.

The Board of Directors of Globex considers that the underlying value of Globex is not reflected in the current market price of its common shares, and may not be so reflected at certain times during the term of the normal course issuer bid. The Board has therefore concluded that the repurchase of shares at certain market prices constitutes an appropriate use of financial resources and will be beneficial to Globex and its shareholders.

Any purchases made pursuant to the normal course issuer bid will be made in accordance with the rules of the Toronto Stock Exchange. Globex will make no purchases of common shares other than open market purchases that may be made during the period of the normal course issuer bid. To the knowledge of Globex, no director, officer or insider of Globex intends to sell Globex shares while the normal course issuer bid is in effect.

In other news, it is with regret that we announce the resignation of Daniel Bernard, for personal reasons. Mr. Bernard was engaged as Executive Vice-President of Globex since August 2007 and in that time assisted the Company in its office relocation and reorganization.

Foreign Private Issuer 12g3 – 2(b)
CUSIP Number 379900 10 3

For further information, contact:

Jack Stoch, P.Geo, Acc.Dir.
President & CEO
GLOBEX MINING ENTERPRISES INC.
86, 14th Street
Rouyn-Noranda, Quebec (CANADA) J9X 2J1

Tel.: (819) 797-5242
Fax: (819) 797-1470
Email: info@globexmining.com
Web site: www.globexmining.com

PRESS RELEASE

Globex Mining Enterprises Inc.

Ref.: File no. 82-4025

"At Home in North America"

17,822,674 shares issued and outstanding

February 13th, 2008

AN INVITATION TO GLOBEX SHAREHOLDERS

Rouyn-Noranda, Quebec, Canada. GLOBEX MINING ENTERPRISES INC. ***(GMX –Toronto Stock Exchange, G1M – Frankfurt, Stuttgart, Berlin, Munich, Xetra Stock Exchanges and GLBXF – International Premier OTCQX)*** and **FIRST METALS INC. (FMA-TSX)** are pleased to invite interested shareholders, brokers and analysts to the official opening of Globex's new offices in Rouyn-Noranda, Quebec, which will be held in conjunction with First Metal's official opening of the Fabie Bay Mine. Globex holds a Net Metals Royalty and a future Net Profits Interest on the mine production.

The opening will extend over the two day period of April 25-26, 2008. On the Friday night April 25th, Globex and First Metals will be honoured to offer cocktails and canapés at Globex's new offices for all those who will join us to take part in this important occasion.

On April 25th, tours of the Xstrata Copper owned Horne mill and smelter will be available and on April 26th, visitors will be offered an underground tour of the Fabie Bay Mine.

The visits to the mine, mill and smelter will allow shareholders to follow the path of Globex's revenue stream from the mine to the mill, and then the smelter and eventually, into Globex's pocket where it will be nurtured and grow.

Attendees will be required to make their own travel arrangements but depending on the number of participants, we may charter an airplane from Toronto at a preferential rate for attendees.

Should you wish to attend, please contact Line Deshaies before March 19th, 2008 by e-mail at ldeshaies@globexmining.com or by telephone at (819) 797-5242 or by fax at (819) 797-1470. Line will provide you with pertinent travel information and will arrange hotel reservations in Rouyn-Noranda for you.

We look forward to meeting our shareholders and informing them as to what we are doing and what Globex hopes to achieve in the future.

END

Foreign Private Issuer 12g3 – 2(b)
CUSIP Number 379900 10 3

For further information, contact:

Jack Stoch, P.Geo, Acc.Dir.
President & CEO
GLOBEX MINING ENTERPRISES INC.
86, 14th Street
Rouyn-Noranda, Quebec (CANADA) J9X 2J1

Tel.: (819) 797-5242
Fax: (819) 797-1470
Email: info@globexmining.com
Web site: www.globexmining.com